BOARDS\CENT\2001\MINBK\DECEMBER 6 2001 SHAREHOLDER MINUTES-2-
                    CENTURION FUNDS, INC.

                           MINUTES

               ANNUAL MEETING OF SHAREHOLDERS
                      DECEMBER 6, 2001

The Annual Meeting of the Shareholders of Centurion U.S. Contra Fund (the Fund) a series of Centurion Funds, Inc. (the Company) was held on Thursday, December 6, 2001 at 10:00 a.m. at the offices of Centurion Trust Company, the Fund's investment manager (Centurion Trust), 2425 East Camelback Road, Suite 530, Phoenix, Arizona. Mr. Gerard P. Dipoto, Jr., Chairman of the Fund, presided and Ms. Caryn Westman, Secretary of the Fund, recorded the Minutes.

The meeting was called to order. The Chairman then stated that the formal meeting would begin. The Secretary then noted that a complete list of shareholders of record at the close of business on the record date, October 26, 2001, was available at the meeting. At the request of the Chairman, the Secretary presented an affidavit of mailing on November 6, 2001, and a Notice of Special Meeting of Shareholders, Proxy Statement, form of proxy and business reply envelope, which were mailed to each shareholder of record entitled to vote at the meeting.

Ms. Westman then presented to the Chairman of the Meeting a Certificate as to the shares outstanding, the shareholders represented by proxy and the results of the vote (the
Certificate of Tabulation), and the Chairman directed that the Certificate of Tabulation be filed with the minutes of this meeting. At the request of the Chairman, the Inspector reported that 1,793,870.625 shares of the Fund were issued and outstanding on October 26, 2001 and entitled to vote at the meeting, that 0 shares were represented in person and that the holders of 1,086,871.762 shares were represented by proxy. The Chairman thereupon declared that in excess of 60.588% of the Fund's outstanding shares entitled to vote were represented and that a quorum, which is equal to one-third of the outstanding shares of the Fund, was present for the transaction of business.

The Chairman then stated that the following proposals were before the meeting:

     Proposal 1 - to approve a new investment management agreement as it relates to the Fund permitting Centurion Trust to continue as investment manager under the terms and conditions substantially identical to the current agreement;

     Proposal 2 - to approve a new investment sub-advisory agreement as it relates to the Fund permitting Credit Suisse Asset Management, LLC (CSAM) to continue as investment sub-adviser under the terms and conditions substantially identical to the current agreement; and

     Proposal  3 - to elect Four Directors to the  Board  of
Directors of the Company.

The Chairman stated that the owners of Centurion Capital Group Inc. have entered into an agreement to sell Centurion Capital to GE Financial Assurance Holdings, Inc., a wholly-owned subsidiary of General Electric Company. He stated that in order for Centurion Trust to continue as investment manager of the Fund and for CSAM to continue as investment sub-adviser of the Fund following the completion of the sale to GE Financial, it is necessary for the Fund's shareholders to approve a new investment management agreement and a new investment sub-advisory agreement.

He stated that the Fund is registered under the Investment Company Act of 1940, as amended, which requires that any investment advisory agreement for a mutual fund terminate automatically if the investment adviser experiences a change in control. He added that the 1940 Act requires shareholders of the Fund to vote on and approve a new investment management agreement and a new investment sub-advisory agreement. He stated that it is designed to ensure that shareholders have say in the company or persons that manage the Fund.

He noted that the Fund and the Fund's investment objective will not change and added that shareholders will still own the same shares in the Fund. He stated that the terms of the new investment management and sub-advisory agreements are substantially identical to the current agreements, except for the effective and termination dates. Moreover, he stated that GE Financial does not intend to make any significant changes to Centurion Trust's employee base and there will be no change in the personnel of CSAM.

The Chairman then stated that each of these Proposals is described in the Fund's Proxy Statement dated November 2,
2001, a copy of which was included in the affidavit of mailing annexed to the minutes of this meeting.


PROPOSAL 1:

APPROVAL OF A NEW INVESTMENT MANAGEMENT AGREEMENT

The Chairman stated that the next item of business to be considered was the proposal to approve a new investment management agreement. The Inspector of Election then conducted the vote and reported to the Chairman that the votes had been cast as follows:


                                                       Percenta
  Shares   Percentage    Shares   Percentage   Shares    ge of
  Voted        of        Voted        of      Abstain   Shares
   For       Shares     Against     Shares       ed     Abstain
             Voted                  Voted                 ed

 983,388.   90.479%    7,297.592    0.671%    96,185.   8.850%
   556                                          614


PROPOSAL 2:

APPROVAL OF A NEW INVESTMENT SUB-ADVISORY AGREEMENT

The Chairman stated that the next item of business to be considered was the proposal to approve a new investment sub-advisory agreement. The Inspector of Election then conducted the vote and reported to the Chairman that the votes had been cast as follows:


                                                       Percentag
  Shares    Percentag    Shares   Percentag   Shares       e
 Voted For    e of       Voted      e of     Abstaine  of Shares
             Shares     Against    Shares       d       Abstaine
              Voted                 Voted                  d

 977,515.2   89.938%   12,192.68   1.122%    97,163.8   8.940%
    07                     0                    75


PROPOSAL 3. :

ELECTION OF DIRECTORS

The Chairman then called for nominations for Board of Directors of the Fund to hold office until their successors are duly elected and qualified, and the following persons were nominated: Michael J. Cosgrove, John R. Constantino, William J. Lucas, and Robert P. Quinn. There being no further nominations, the Chairman declared the nominations closed.

The Inspector, at the direction of the Chairman, then referred to the Certificate of Tabulation with respect to Proposal 3, the election of directors, and reported that each of the nominees had received in excess of 97% of the votes cast. The Chairman thereupon declared that each nominated Director had been elected a Director of the Fund. The Inspector of Election then conducted the vote and reported to the Chairman that the votes had been cast as follows:



                 Shares    Percentage   Shares    Percentag
Name           Voted For       of      Withheld      e of
                             Shares                 Shares
                             Voted                  Voted

Michael    J.  1,055,565.  97.120%    31,306.508  2.880%
Cosgrove       254
John       R.  1,055,386.  97.103%    31,485.319  2.897%
Constantino    443
William    J.  1,055,527.  97.116%    31,344.427  2.884%
Lucas          335
Robert     P.  1,055,026.  97.070%    31,845.244  2.930%
Quinn          518






The Chairman thereupon declared the election of each of the nominees to be approved and accepted.

The Chairman thereupon declared that each of the proposals had been approved.

There being no further business, upon motion duly made, seconded and unanimously carried, the meeting was adjourned.


               ______________________________
                            ____
                  Caryn Westman, Secretary